

Mail Stop 3010

March 5, 2010

Mr. Daniel Reardon
Omni Ventures, Inc.
15875 South Cherry Court
Suite 1
Olathe, KS 66062

> **Re: Omni Ventures, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed March 5, 2010**
> **File No. 333-156263**

Dear Mr. Reardon:

We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant